Exhibit 99.1

St. John's, NL – May 1, 2023

FORTIS INC. ANNOUNCES SALE OF AITKEN CREEK

NATURAL GAS STORAGE FACILITIES IN BRITISH COLUMBIA

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, today announced FortisBC Holdings Inc. ("FHI") has entered into a definitive share purchase and sale agreement with a subsidiary of Enbridge Inc. (TSX/NYSE: ENB) to sell its 93.8% ownership interest in the Aitken Creek Natural Gas Storage Facility in British Columbia and its 100% ownership interest in the Aitken Creek North Gas Storage Facility (collectively "Aitken Creek") for approximately C$400 million, subject to customary closing conditions and adjustments.

Aitken Creek is the only underground natural gas storage facility in British Columbia with a total working gas capacity of 77 billion cubic feet. It is located 120 kilometers northeast of Fort St. John, British Columbia at the heart of the Montney production region.

"We are pleased to announce the sale of Aitken Creek to Enbridge. This unregulated asset sale further strengthens our balance sheet and provides additional funding flexibility to support our regulated utility growth strategy," said David Hutchens, President and Chief Executive Officer, Fortis.

As previously disclosed, the Corporation expects to fund its low-risk, highly executable $22.3 billion 2023-2027 capital investment plan primarily with cash from operations, debt issued at the regulated utilities and common equity from the Corporation's dividend reinvestment plan.

The purchase is subject to required approval, principally by the British Columbia Utilities Commission. Closing is expected to occur by the end of the year.

CIBC Capital Markets and Fasken acted as the exclusive financial and legal advisors, respectively, to Fortis.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2022 revenue of $11 billion and total assets of $64 billion as at December 31, 2022. The Corporation's 9,200 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Forward-Looking Information

Fortis includes "forward-looking information" in this media release within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information”). Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation, statements related to the Corporation's forecast capital spending for the five-year period 2023 through 2027; expected sources of funding for the 2023-2027 capital plan; and, the satisfaction of the conditions precedent and the expected timing and outcome of the Aitken Creek sale transaction.

Forward-looking information is subject to risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include but are not limited to: the implementation of the Corporation's five-year capital plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; and risks relating to failure to complete the transaction and the timing thereof. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be carefully considered and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and Fortis disclaims any intention or obligation to revise or update any forward-looking information, whether as a result of new information, future events or otherwise.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com

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